SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

June 18, 2012

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CĪON Investment Corporation (File Nos. 333-178646 and 814-00941)

Dear Mr. Brown:

On behalf of CĪON Investment Corporation (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company during a conversation held on May 24, 2012, regarding the Company’s Registration Statement on Form N-2 (File No. 333-178646) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, such revisions have been included in Amendment No. 3 to the Registration Statement, filed concurrently herewith.

Prospectus Summary

1.	The last sentence of the fourth paragraph under “CĪON Investment Corporation” on page 1 was modified to further define the term “non-qualifying assets” in the last amendment to the Registration Statement filed on April 23, 2012 by including the phrase, “…the purpose of complying with Section 55(a) of the 1940 Act.” Please include language that would help an investor understand the purpose of Section 55(a) of the 1940 Act.

Response: The Company has revised the sentence accordingly.

U.S. Securities and Exchange Commission

June 18, 2012

2.	The sixth bullet point under “Investment Strategy” on page 5 is entitled “Diversification.” We recognize that the Company will not be diversified under the 1940 Act. Please revise this paragraph to include a statement that the Company will not be diversified under the 1940 Act. Please make similar revisions throughout the Registration Statement where the concept of diversification is discussed.

Response: The Company has revised the disclosure accordingly.

3.	In the first paragraph on page 11 under “Distributions,” following the Company’s discussion of the return of capital concept, please state that if there is a return of capital, then a stockholder may recognize a gain on the sale of its stock even if they sell the stock at a price below the original purchase price. Please make similar revisions throughout the Registration Statement where a return of capital is discussed.

Response: The Company believes the disclosure the Staff is requesting is already included throughout the Registration Statement in all sections where the Company discusses a return of capital. The Company respectfully refers the Staff to the following sentence included under “Distributions”:

A shareholder will not be subject to immediate taxation on the amount of any distribution treated as a return of capital to the extent of the shareholder's basis in its shares; however, the shareholder's basis in its shares will be reduced (but not below zero) by the amount of the return of capital, which will result in the shareholder recognizing additional gain (or a lower loss) when the shares are sold. To the extent that the amount of the return of capital exceeds the shareholder's basis in its shares, such excess amount will be treated as gain from the sale of the shareholder's shares.

4.	The fourth bullet point on page 14 provides that “[w]e may compete with certain of Apollo’s affiliates and Apollo-managed funds for investments, subjecting Apollo and its affiliates and Apollo-managed fund to certain conflicts of interest in evaluating the suitability of investment opportunities and recommending acquisitions on our behalf.” In the Company’s response received on February 17, 2012, the Company informed the Staff that, “[a]ny conflicts of interest that arise within Apollo in evaluating the suitability of investment opportunities will be resolved and addressed by Apollo and the Company will not be involved in such determinations.” Given this answer, please explain how the Company and its Chief Compliance Officer will be able to evaluate the effectiveness of Apollo’s policies and procedures. The Company’s response is interpreted to mean that the Company is not involved in the determinations and, therefore, is not aware of the processes or procedures that Apollo adheres to in making such determinations.

U.S. Securities and Exchange Commission

June 18, 2012

Response: In accordance with Rule 38a-1, the Company’s board of directors will evaluate the effectiveness of Apollo’s policies and procedures. To assist their evaluation, the Company’s Chief Compliance Officer has reviewed Apollo’s policies and procedures and will review the operation of such policies and procedures on at least an annual basis and report back to the board of directors. Although the Company will not be involved in Apollo’s individual determinations regarding these conflicts, the Company is fully aware of Apollo’s policies and procedures and will receive information about Apollo’s determinations. As stated in the Company’s previous response to the Staff, to the extent the Company’s investment adviser or board of directors believes the Company may be adversely affected by Apollo’s resolution of potential conflicts, the Company’s investment adviser or board will work with Apollo to minimize such impact.

Risk Factors

5.	In the risk factor entitled, “If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed,” the Company states that, “If we do so, we may elect to negotiate to acquire CIM’s assets and personnel.” Does the Company believe that such an acquisition would require exemptive relief? If so, please so state in the risk factor and indicate that there can be no assurance that such relief would be granted.

Response: The Company has revised the disclosure to indicate that exemptive relief may be required and, if so, there can be no assurance that such relief would be granted.

6.	In the risk factor entitled, “Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment,” the Staff did not see any discussion of the risks associated with original issue discount (“OID”) in the subsection of this risk factor entitled “Subordinated Debt.” The Staff previously requested that the Company include risk factor disclosure regarding the risks created by investing in OID. Please indicate where in the Registration Statement the Company believes that it has addressed the specific risks outlined in (a)–(f) below. We specifically note that we were unable to locate any risk disclosure regarding the concepts described in (b), (d) and (e) below.

a.	The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the adviser, who collects higher incentive fees and, in the case of payment-in-kind loans, higher asset-based fees with no deferral or cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.

U.S. Securities and Exchange Commission

June 18, 2012

b.	OID instruments may have unreliable valuations because their continuing accruals require continuing judgment about the collectability of the deferred payments and the value of any associated collateral.

c.	OID instruments generally represent a significantly higher credit risk than coupon loans.

d.	OID income received by the Fund may create uncertainty about the source of the Fund’s cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e.	In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

f.	OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

Response: As previously stated in the Company’s last letter to the Staff, the Company has revised the risk factor entitled, “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income” to include the following sentence to address the risks associated with investments in OID/ market discount instruments: “Loans structured with these features may represent a higher level of credit risk than loans the interest on which must be paid in cash at regular intervals.” The Company believes that this risk factor and this new sentence address the points the Staff raised in paragraphs (a) and (c) above.

In response to paragraph (e), the Company has revised the risk factor entitled, “We may be obligated to pay CIM incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.”

In response to paragraphs (b), (d) and (f), the Company has added a new risk factor entitled, “Any deferred PIK interest income that we accrue and distribute to our shareholders may create issues regarding our distributions.”

U.S. Securities and Exchange Commission

June 18, 2012

7.	We are re-issuing our comment regarding the tabular disclosure on page 85 under “Management.” Please discuss why the Company believes it is appropriate to include information regarding the principal occupations and directorships of its officers and directors during the past 5 years in narrative form rather than tabular form. We believe the Company should include columns for “Principal Occupation During the Past 5 Years” and “Other Directorships Held During the Past 5 Years” in the table appearing on page 85 in order to comply with the requirements of Form N-2.

Response: The Company has reformatted the disclosure so it appears in tabular form.

8.	In “Description of Our Securities – Provisions of the Maryland General Corporation Law and Our Articles of Incorporation and Bylaws – Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals,” the Company states that, “[a]mong other things, such advance notice provisions require that certain detail concerning the shareholder nominee be delivered to our secretary …(emphasis added).” Please describe the detail that the Company would expect to receive.

Response: The Company has revised the disclosure accordingly.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

cc:	Mr. Joel S. Kress/ CĪON Investment Corporation Mr. Michael R. Manley/ CĪON Investment Corporation Ms. Lisa A. Morgan/ Sutherland Asbill & Brennan LLP